Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555


FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services to market; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista has filed a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.
The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the Joint Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

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Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

The communication filed herewith is a January 9, 2002 joint press release of Covista and Capsule announcing that the SEC has cleared the Joint Proxy Statement/Prospectus

                              NEWS RELEASE

Contacts:
Thomas Gunning                           David Hurwitz
Chief Financial Officer                  President and Chief Executive Officer
Covista Communications, Inc.             Capsule Communications, Inc.
Tel: (973) 812-1100                      Tel: (215) 244-3433
Fax: (973) 237-6414                      Fax: (215) 244-3443
Email: tgunning@covistacom.com           Email: dhurwitz@capsulecom.com


                         FOR IMMEDIATE RELEASE

            COVISTA AND CAPSULE SEEK STOCKHOLDERS' APPROVAL TO MERGE

LITTLE FALLS, NEW JERSEY AND BENSALEM, PENNSYLVANIA, JANUARY 9, 2002   COVISTA
COMMUNICATIONS, INC. (Covista) (NASDAQ: CVST) and CAPSULE COMMUNICATIONS, INC. (Capsule) (OTCBB: CAPS.OB) announced today that the SEC has cleared their Joint Proxy Statement/Prospectus regarding their previously announced merger proposal, and that on Friday, January 11, 2002, they each will mail definitive materials to solicit the approval of their respective stockholders for the merger. The special meetings of the stockholders of both companies to consider and vote on the merger proposal are scheduled for Friday, February 8, 2002. The record date to identify the stockholders of each company who are entitled to notice of and to vote at the special meetings was December 11, 2001.

A. John Leach, Jr., Covista's President and Chief Executive Officer, said, "Now that we have cleared the SEC process, we are moving quickly toward concluding our acquisition of Capsule and integrating these businesses. The acquisition of Capsule represents an important step toward our objective of being a major provider of long distance services."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Covista stockholders may obtain a copy of the Joint Proxy Statement/Prospectus without charge upon request from Covista, 150 Clove Road, Little Falls, New Jersey 07424, Attention: Thomas P. Gunning (973-812-1100). Capsule stockholders may obtain a copy of the Joint Proxy Statement/Prospectus without charge upon request from Capsule, 3331 Street Road, Suite 275, Bensalem, Pennsylvania 19020, Attention, David B. Hurwitz (215-244-3433).

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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FILED WITH
THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS MAY ALSO OBTAIN THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

About Covista:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in the commercial, residential and wholesale market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Philadelphia, Las Vegas, Chicago, Dallas and Chattanooga. The Company previously announced that it has acquired access to nation-wide telecommunications network facilities comprising 2,822,400,000 DS-0 channel miles of additional capacity. The Company operates a Call Center in Chattanooga, Tennessee to provide customer and back office support for its residential business, and a Network Operations Center in Little Falls, New Jersey to monitor its switched network and to coordinate its various services. For information on becoming a Covista customer, please telephone (888) 426-8478 or visit the Company's website at www.covista.com.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

THIS PRESS RELEASE CONTAINS HISTORICAL AND FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS INVOLVE RISKS AND UNCERTAINTIES. THE CAUTIONARY STATEMENTS MADE IN THIS RELEASE SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED STATEMENTS WHEREVER THEY APPEAR. STATEMENTS CONTAINING TERMS SUCH AS "BELIEVES," "EXPECTS," "PLANS," "PROJECTS," "INTENDS," "ESTIMATES," "ANTICIPATES," OR SIMILAR TERMS, ARE CONSIDERED TO CONTAIN UNCERTAINTY AND ARE FORWARD-LOOKING STATEMENTS. THE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED. FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES INCLUDE: CHANGES IN MARKET CONDITIONS AND INCREASED COMPETITION FROM OTHER TELECOMMUNICATIONS AND INTERNET SERVICE PROVIDERS; GOVERNMENT REGULATIONS; THE VOLATILE AND COMPETITIVE ENVIRONMENT FOR INTERNET TELEPHONY; ADVANCES IN COMPETITIVE PRODUCTS OR TECHNOLOGIES THAT COULD REDUCE DEMAND FOR SERVICES; AVAILABILITY OF TRANSMISSION FACILITIES; MANAGEMENT OF RAPID GROWTH; CUSTOMER CONCENTRATION AND ATTRITION; THE ABILITY TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES; THE ABILITY TO SUCCESSFULLY DEVELOP AND BRING NEW SERVICES TO MARKET; AND OTHER RISKS DISCUSSED IN THE COMPANY'S SEC FILINGS, INCLUDING FORM 10-K AND FORM 10-Q, WHICH CAN BE ACCESSED AT THE SEC WEB SITE AT WWW.SEC.GOV.

READERS OF THIS RELEASE SHOULD UNDERSTAND THAT IT IS NOT POSSIBLE TO PREDICT OR IDENTIFY ALL SUCH RISK FACTORS. CONSEQUENTLY, THIS LIST SHOULD NOT BE CONSIDERED A COMPLETE STATEMENT OF ALL POTENTIAL RISKS OR UNCERTAINTIES. COVISTA DOES NOT ASSUME THE OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, EXCEPT AS IS REQUIRED BY APPLICABLE LAW.